FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
10 August 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – Sir JM Sunderland, 11 June 2007

99.2	Block Listing Announcement – 14 June 2007

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – H Blanks, S Driver and K Hanna, 25 June 2007

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – various, 04 July 2007

99.5	Cadbury Schweppes plc voting rights and capital – 04 July 2007

99.6	Cadbury Schweppes completion of non-core disposal – 09 July 2007

99.7	Cadbury Schweppes announces Americas Beverages acquisition of Southeast – Atlantic Beverage Corp. – 12 July 2007

99.8	Cadbury Schweppes successful tender offer for Sansei Foods – 20 July 2007

99.9	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – H Blanks, S Driver and K Hanna, 24 July 2007

99.10	Block Listing Six Monthly Return – 27 July 2007

99.11	Cadbury Schweppes appoints Guy Elliott as non-executive director – 27 July 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills (Registrant)

Signed:	John Mills Director Group Secretariat

Dated:	10 August 2007

Exhibit 99.1
Cadbury Schweppes plc (the “Company”)
Announcement of a transaction in ordinary shares of 12.5p each
Transfer of Shares by a Director
The Company was notified on 8 June 2007, that on 8 June 2007, Sir John Sunderland transferred 1,481 ordinary shares in the capital of the Company to the University of St Andrews. These shares were transferred as a gift for nil consideration.
Following this transfer, Sir John Sunderland has an interest in 937,594 shares in the capital of the Company. He also has a conditional interest in a further 346,761 shares held in the Group’s Long Term Incentive Plan which are subject to performance and service conditions. These shares were granted prior to 24 August 2005 when Sir John Sunderland retired from the Company and became a non-executive director.
This announcement is being made following a notification received under Disclosure and Transparency Rule 3.1.2.
All transactions were carried out in London.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
11 June 2007

Exhibit 99.2
CADBURY SCHWEPPES PLC
ADDITIONAL LISTING
A block listing application has been made for 280,000 ordinary shares of 12.5p each in the Company to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.
The shares will be issued pursuant to the exercise of options granted under the following scheme:

Scheme	No. of Shares
Cadbury Schweppes plc Savings Related Share Option Scheme 1982	280,000

J M Mills
Director of Group Secretariat
18 June 2007

Exhibit 99.3
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
Acquisition of Shares by a Director and Persons Discharging Managerial Responsibility
The Company was notified on 25 June 2007 that on 25 June 2007, Hester Blanks acquired 20 ordinary shares in the capital of the Company for £6.82 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
The Company was notified on 25 June 2007 that on 25 June 2007, Steve Driver acquired 19 ordinary shares in the capital of the Company for £6.82 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
The Company was notified on 25 June 2007 that on 25 June 2007, Ken Hanna acquired 21 ordinary shares in the capital of the Company at £6.82 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
Following this acquisition, Ken Hanna now has an interest in 623,457 shares (which includes two restricted share awards). He also has a conditional interest in a further 711,928 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
All transactions were carried out in London.
Contact:
Hester Blanks
Group Secretary
Tel: 020 7830 5006
25 June 2007

Exhibit 99.4
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each and
American Depository Receipts (“ADRs”)
The Company was notified on 3 July 2007 that, on 3 July 2007, the following non-executive directors of the Company acquired ordinary shares in the capital of the Company at a price of £6.655 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Sanjiv Ahuja	1,331 shares
Wolfgang Berndt	1,229 shares
Roger Carr	1,955 shares
The Lord Patten of Barnes	1,024 shares
David Thompson	1,303 shares
Rosemary Thorne	1,024 shares
The Company was also notified on 3 July that, on 3 July 2007, Raymond Viault acquired 324 ADRs (each representing four ordinary shares in the capital of the Company) at a price of $53.85 per ADR, having elected to surrender part of his quarterly directors’ fees for this purpose.
Following these transactions, the non-executive directors of the Company have total interests in ordinary shares in the capital of the Company as shown below:

Sanjiv Ahuja	6,567 shares
Wolfgang Berndt	85,388 shares
Roger Carr	53,652 shares
The Lord Patten of Barnes	8,739 shares
David Thompson	49,798 shares
Rosemary Thorne	12,326 shares
Raymond Viault	3,491 ADRs (representing 13,964 ordinary shares)
The transactions in ordinary shares were carried out in London. The transaction in ADRs was carried out in New York.
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
4 July 2007

Exhibit 99.5
04 July 2007
CADBURY SCHWEPPES PLC – VOTING RIGHTS AND CAPITAL
In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:
Cadbury Schweppes plc’s capital consists of 2,102,990,589 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.
Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,102,990,589.
The above figure (2,102,990,589) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.
J M Mills
Director of Group Secretariat
4 July 2007

Exhibit 99.6
9 July 2007
CADBURY SCHWEPPES – COMPLETION OF NON-CORE DISPOSAL
Further to its announcement of 5 June 2007, Cadbury Schweppes announces that it has completed the sale of its Australian jams, toppings and jellies business to H.J. Heinz Company Australia Limited.
Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

Exhibit 99.7
12 July 2007
CADBURY SCHWEPPES ANNOUNCES AMERICAS BEVERAGES ACQUISITION OF
SOUTHEAST-ATLANTIC BEVERAGE CORP.
Cadbury Schweppes announces that Americas Beverages has acquired the Southeast-Atlantic Beverage Corp. (SEABEV), the second largest independent bottler in the US, from private shareholders.
Based in Jacksonville, Florida, SEABEV distributes much of Americas Beverages’ portfolio, as well as licensed brands, throughout most of Florida and Northern Georgia. It has two manufacturing facilities and 16 warehouses and distribution centres, and employs nearly 900 people. In 2006, SEABEV had revenues of $172 million, and at 31 December 2006, its gross assets were US$53 million.
Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries (UK)
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith

Media Enquiries (US)
Charles Alfaro	+1 914 612 4585
Greg Artkop	+1 972 673 8470
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.

Notes to editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

Exhibit 99.8
20 July 2007
CADBURY SCHWEPPES – SUCCESSFUL TENDER OFFER FOR SANSEI FOODS
Further to its announcement of 18 June 2007, Cadbury Schweppes is pleased to announce that, at the closing of its tender offer for the shares of Sansei Foods Co., Ltd. on 19 July 2007, 4,803,772 Sansei Foods shares, representing 96.08% of its issued share capital, had been tendered.
As the number of shares tendered is above the minimum amount set for the tender offer to be valid, Cadbury Schweppes will purchase these shares at a total cost (before expenses) of ¥13.2 billion (approximately £55 million).
Following completion of the tender offer, Cadbury Schweppes will take procedures prescribed under Japanese law to acquire 100% of Sansei Foods’ shares and delist the shares in accordance with the delisting standards of the Hercules Index of the Osaka Stock Exchange.
Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.

Notes to editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

Exhibit 99.9
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
Acquisition of Shares by a Director and Persons Discharging Managerial Responsibility
The Company was notified on 23 July 2007 that on 23 July 2007, Hester Blanks acquired 23 ordinary shares in the capital of the Company for £6.33 per share through participation in the Company’s all-employee share incentive plan.
The Company was notified on 23 July 2007 that on 23 July 2007, Steve Driver acquired 23 ordinary shares in the capital of the Company for £6.33 per share through participation in the Company’s all-employee share incentive plan.
The Company was notified on 23 July 2007 that on 23 July 2007, Ken Hanna acquired 21 ordinary shares in the capital of the Company at £6.33 per share through participation in the Company’s all-employee share incentive plan.
Following this acquisition, Ken Hanna now has an interest in 623,492 shares (which includes two restricted share awards). He also has a conditional interest in a further 711,928 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
All transactions were carried out in London.
Contact:
J M Mills
Director of Group Secretariat
Tel: 020 7830 5176
24 July 2007

Exhibit 99.10
BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
Savings Related Share Option Scheme 1982
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
2,251,296 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
280,000
6. Number of securities issued/allotted under scheme during period:
2,276,272 Ordinary Shares of 12.5p
7 Balance under scheme not yet issued/allotted at end of period
255,024 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
41,150,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
Share Option Plan 2004 (Formerly known as Share Option Plan 1994)
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
9,999,498 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
6,016,732 Ordinary Shares of 12.5p
7 Balance under scheme not yet issued/allotted at end of period
3,982,766 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
46,600,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
Irish Savings-Related Share Option Scheme
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
422,782 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
968 Ordinary Shares of 12.5p
7 Balance under scheme not yet issued/allotted at end of period
421,814 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
3,124,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
Irish AVC Savings-Related Share Option Scheme
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
91,924 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
4,611 Ordinary Shares of 12.5p
7 Balance under scheme not yet issued/allotted at end of period
87,313 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
1,274,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
Irish Employee Share Scheme (Profit Share)
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
29,055 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
20,345 Ordinary Shares of 12.5p
7 Balance under scheme not yet issued/allotted at end of period
8,710 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
140,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
US Employees Share Option Plan
(Formerly known as United States and Canada Employee Stock Purchase Plan 1994)
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
546,966 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
13,900 Ordinary Shares of 12.5p
7 Balance under scheme not yet issued/allotted at end of period
533,066 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
9,100,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
Bassett Employee Share Scheme
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
1,920 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
N/A
7 Balance under scheme not yet issued/allotted at end of period
1,920 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
2,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
International Savings-Related Shares Option Scheme 1998
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
609,366 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
90,649 Ordinary Shares of 12.5p
7 Balance under scheme not yet issued/allotted at end of period
518,717 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
2,500,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
Asia Pacific Employee Share Acquisition Plan 2002
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
335,418 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
N/A
7 Balance under scheme not yet issued/allotted at end of period
335,418 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
700,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
Americas Employees Share Option Plan 2005
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
998,916 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
9,432 Ordinary Shares of 12.5p
7 Balance under scheme not yet issued/allotted at end of period
989,484 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
1,000,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically.
To: The FSA
Date: 27 July 2007
1. Name of applicant:
Cadbury Schweppes plc
2. Name of scheme
2004 (New Issue) Share Option Plan
3. Period of return:

From	1 January 2007	To	30 June 2007
4. Balance under scheme from previous return:
457,500 Ordinary Shares of 12.5p
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return
N/A
6. Number of securities issued/allotted under scheme during period:
N/A
7 Balance under scheme not yet issued/allotted at end of period
457,500 Ordinary Shares of 12.5p
8. Number and class of securities originally listed and the date of admission
500,000 Ordinary Shares of 12.5p
9. Total number of securities in issue at the end of the period
2,102,997,089 Ordinary Shares of 12.5p

Name of contact	Victoria Hames

Address of contact	25 Berkeley Square, London, W1J 6HB

Telephone number of contact	020 7830 5178
Signed by
Director of Group Secretariat,
for and on behalf of Cadbury Schweppes plc
Name of applicant J M Mills
If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 99.11
27 July 2007
CADBURY SCHWEPPES APPOINTS GUY ELLIOTT AS NON-EXECUTIVE DIRECTOR
Cadbury Schweppes announces that Guy Elliott will join Cadbury Schweppes’ Board as a non-executive director, effective from 27 July 2007. He will also be a member of the Group’s Audit Committee from that date.
Guy Elliott has been Finance Director of Rio Tinto plc and Rio Tinto Limited since 2002.
After two years with Kleinwort Benson, he joined Rio Tinto in 1980, and subsequently held a variety of commercial and management positions, particularly focused on mergers and acquisitions. These included Head of Business Evaluation and President, Rio Tinto Brazil.
He has an MA from Oxford University and an MBA from INSEAD.
Commenting on the appointment, Sir John Sunderland, Chairman, said: “Guy brings extensive financial, strategic and commercial experience gained in one of the world’s leading multinational businesses, and I am delighted to welcome him to Cadbury Schweppes’ Board.”
Following the appointment of Guy Elliott, Cadbury Schweppes’ Board will comprise:
Sir John Sunderland – non-executive chairman
Roger Carr – deputy chairman and senior independent non-executive
Todd Stitzer – chief executive officer
Ken Hanna – chief financial officer
Bob Stack – chief human resources officer
Sanjiv Ahuja – non-executive
Dr Wolfgang Berndt – non-executive
Guy Elliott – non-executive
Ellen Marram – non-executive
The Rt Hon The Lord Patten of Barnes CH – non-executive
David Thompson– non-executive
Rosemary Thorne – non-executive
Raymond Viault – non-executive
There is no further information to be disclosed relating to Guy Elliott pursuant to Listing Rule 9.6.13R.
Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to editors:
1.	About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.